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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9/A

                               (AMENDMENT NO. 1)

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                            ---------------------

                        COMPUTER LANGUAGE RESEARCH, INC.
                           (Name of Subject Company)

                        COMPUTER LANGUAGE RESEARCH, INC.
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                  205195 10 0
                     (CUSIP Number of Class of Securities)

                            ---------------------

                                STEPHEN T. WINN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        COMPUTER LANGUAGE RESEARCH, INC.
                                2395 MIDWAY ROAD
                            CARROLLTON, TEXAS 75006
                                 (972) 250-7000
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                  on behalf of the person(s) filing statement)

                                With a copy to:

                                 GUY KERR, ESQ.
                           LOCKE PURNELL RAIN HARRELL
                          (A PROFESSIONAL CORPORATION)
                          2200 ROSS AVENUE, SUITE 2200
                              DALLAS, TEXAS 75201
                                 (214) 740-8000

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         This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission on January 16, 1998 by Computer Language Research, Inc., a Texas corporation (the "Company"), relating to the tender offer by Sabre Acquisition, Inc., a Delaware corporation ("Purchaser"), a wholly owned subsidiary of The Thomson Corporation, a corporation incorporated under the laws of Ontario, Canada ("Parent"), to purchase all of the issued and outstanding shares of common stock, par value $.01 per share of the Company (the "Common Stock" or the "Shares"), at a price of $22.50 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 16, 1998, and the related Letter of Transmittal. All capitalized terms used and not defined herein shall have the same meaning as set forth in the Schedule 14D-9.




ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         Item 4(b) of the Schedule 14D-9 is hereby amended and supplemented to read in its entirety as follows:

(b)      REASONS FOR THE BOARD'S RECOMMENDATION

         In reaching the determination and recommendation described in paragraph (a) above, the Board considered a number of factors, including the following:

                 (1) The requirement by Parent, as a condition to Parent's willingness to agree to acquire the Company, that the Majority Shareholders enter into a binding agreement for the sale of their Shares; and the stated desire of the Majority Shareholders to proceed with the sale of their Shares to Purchaser pursuant to the Stock Purchase Agreement. The Board viewed this factor as supportive because the Majority Shareholders' commitment increased the likelihood that the Offer and the Merger would be consummated.

        (2) The financial condition and results of operations of the Company. The Board viewed this factor as supportive because, among other things, the transaction offered a significant premium as a multiple of the Company's recent operating results.


        (3)      The projected financial results, prospects and
         strategic objectives of the Company, as well as the risks involved in achieving those results, prospects and objectives in the tax and accounting software and services industry. The members of the Board were knowledgeable about
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        the Company's business and affairs, including the potential impact on the Company's prospects as a result of increased competition from consolidation among existing and potential customers and competitors, rapid changes and developments in tax and accounting software technology and changes and improvements in new and existing products that compete with the Company's products. The Board viewed as supportive that the transaction offered a significant premium over recent market prices (see paragraph 4 below), and that the achievement of comparable values through growth of the Company's business would require successful implementation of the Company's strategic plan, which might not be achieved because of the inherent uncertainties relating to the development and marketing of new and improved products and technologies and which cannot be predicted with any degree of assurance.



                 (4) The fact that the $22.50 per Share to be received by the Company's shareholders in both the Offer and Merger represents a significant premium (63.6%) over the closing market price of $13.75 per Share on January 12, 1998 (the last trading day prior to the Board's approval of the transaction referred to in paragraph (a) of this Item 4); and the fact that the $22.50 per Share to be received by the Company's shareholders in both the Offer and Merger represents a significant premium (120.4%) over the five-year weighted average market price per Share. An analysis of premiums paid in comparable transactions supported the Board's recommendation.


                 (5) Developments relating to the consolidation in the tax and accounting software and services industry. The members of the Board were knowledgeable about the consolidation trend in the industry which has resulted in competitors which are significantly larger and have greater financial resources than the Company and which indicated to the Board the difficulty for a company the size of the Company to remain competitive in a consolidating industry.


                 (6) The Board's view, after consultation with management and Goldman Sachs, regarding the likelihood of the existence of other viable buyers on terms as favorable as those in the Offer and the Merger. Based on the foregoing, the Board determined that the proposed transaction was the best available transaction.


                 (7) Presentations to the Board by Goldman Sachs and the oral opinion of Goldman Sachs (subsequently confirmed in writing) that, as of January 12, 1998, the $22.50 per Share in cash to be received by the holders of Shares in the Offer and the Merger is fair from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, which sets forth assumptions made, procedures followed, matters considered and limits on the review undertaken, is attached as Exhibit 5 to this statement and is incorporated herein by reference. THE COMPANY'S SHAREHOLDERS ARE URGED TO READ THIS OPINION IN ITS ENTIRETY.

                 (8)      The availability of appraisal rights under Articles
         5.11 - 5.13 of Texas Law for dissenting Shares.

                 (9) The terms and conditions of the Merger Agreement and the Stock Purchase Agreement and the course of the negotiations resulting in the execution thereof. The Board viewed favorably that the Merger Agreement and the Stock Purchase Agreement imposed limited conditions to the closing of the Merger and limited termination rights, thus making consummation of the transaction more likely than one in which the agreement imposes more significant conditions to the consummation or greater termination rights.





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                (10)      The likelihood that the proposed acquisition would be
         consummated, including the likelihood of obtaining the regulatory approvals required pursuant to, and satisfying the other conditions to, the Offer and the Merger contained in the Merger Agreement, the experience, reputation and financial condition of the Parent and the risks to the Company if the acquisition were not consummated.


                (11) The recommendation of the Company's management with respect to the proposed transaction, which the Board believed was based on management's review of the Company and its position within the tax and accounting software and services industry, increasing competitive pressures within the industry and their analysis of the risks associated with the implementation of the Company's strategic plan as discussed above.


         The members of the Board evaluated the factors listed above in light of their knowledge of the business and operations of the Company and their business judgment. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination. On balance, each of the factors listed above supported the Board's recommendation. The Board recognized that Purchaser, by virtue of the acquisition of the Shares of the Majority Shareholders pursuant to the Stock Purchase Agreement, will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of the Company. While consummation of the Offer would result in the remaining shareholders of the Company receiving a premium for their Shares over the trading prices of the Shares prior to the announcement of the Offer and the Merger, it would eliminate any opportunity for the shareholders of the Company other than Parent to participate in the potential future growth prospects of the Company. The Board, however, believed that the value of such potential future growth was reflected in the Offer Price to be paid and also recognized that there can be no assurance of growth, if any, to be attained by the Company in the future.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

         Item 6(a) of the Schedule 14D-9 is hereby amended and supplemented by adding to the end thereof the following paragraph:

         On January 14, 1998, an investment manager with discretion over the personal account of Mr. Jeffrey T. Leeds, a director of the Company, effected the sale of 430 Shares beneficially owned by Mr. Leeds at $22.1875 per Share without the knowledge or direction of Mr. Leeds.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following exhibit:

         Exhibit 9 - Leeds Group Letter Agreement, dated as of January 9, 1998, between Stephen T. Winn and Leeds Group Inc.





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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 6, 1998.



                                       COMPUTER LANGUAGE RESEARCH, INC.



                                       By: /s/ Stephen T. Winn
                                          -----------------------------------
                                               Name:  Stephen T. Winn
                                               Title: President and Chief
                                                      Executive Officer





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                                EXHIBIT INDEX




EXHIBIT
NUMBER                  DESCRIPTION
  9             - Leeds Group Letter Agreement